SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

14 October, 2025

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	3Q25 bp Trading Statement Part 1 of 1 dated 14 October 2025

Exhibit 1.1

FOR IMMEDIATE RELEASE
London 14 October 2025
BP p.l.c. Trading Statement

Third quarter 2025 trading statement

The following Trading Statement provides a summary of BP p.l.c.'s (bp) current estimates and expectations for the third quarter of 2025, including data on the economic environment as well as group performance during the period.

The information presented is not comprehensive of all factors which may impact bp's group results for the third quarter 2025 and is not an estimate of those results. Also refer to bp's second quarter 2025 group results announcement on 5 August 2025 for third quarter and full year 2025 guidance items which continue to apply unless explicitly stated. A summary of that guidance is also provided in the Appendix to this Trading Statement. All information provided is subject to the finalization of bp's financial reporting processes and actual results may vary.

bp's group results for the third quarter 2025 are expected to be published on 4 November 2025.

Updated 3Q25 guidancea

●       Reported upstream productionb in the third quarter is now expected to be higher compared to the prior quarter, with production higher in both oil production & operations, primarily higher gas production in bpx energy, and in gas & low carbon energy.

●       In the gas & low carbon energy segment, realizationsc, compared to the prior quarter, are expected to have an impact of around $(0.1) billion, including changes in non-Henry Hub natural gas marker prices. The gas marketing and trading result is expected to be average.

●       In the oil production & operations segment, realizationsc, compared to the prior quarter, are expected to be broadly flat, including the impact of the price lags on bp's production in the Gulf of America and the UAE. Compared to the prior quarter, exploration write-offs are expected to be around $(0.1) billion higher.

●       In the customers & products segment, compared to the prior quarter, results are expected to be influenced by the following factors:

◦       customers - seasonally higher volumes with broadly flat fuels margins.

◦       products - stronger realized refining margins in the range of $0.3 to 0.4 billion and a significantly lower level of turnaround activity, partly offset by seasonal effects of environmental compliance costs and the impact of unplanned Whiting outage due to exceptional weather conditions. The oil trading result is expected to be weak.

●       Other items:

◦       The third quarter results are expected to include post-tax adjusting items relating to asset impairments in the range of $0.2 to $0.5 billion, attributable across the segments. These items are excluded from underlying replacement cost profit.

◦       Net debt at the end of the third quarter is expected to be broadly flat compared to the end of the second quarter at around $26 billion including the impact of the redemption of $1.2 billion perpetual hybrid bonds on 1 September as planned, higher income taxes paid of around $1 billion and a working capital release.

a        All impacts influence bp's underlying RC profit before interest and tax, unless stated otherwise.

b        Includes bp's share of production of equity-accounted entities.

c        Realizations are based on sales by consolidated subsidiaries only - this excludes equity-accounted entities.

Trading conditions

Brent averaged $69.13/bbl in the third quarter 2025 compared to $67.88/bbl in the second quarter 2025.

US gas Henry Hub first of month index averaged $3.07/mmBtu in the third quarter 2025 compared to $3.44/mmBtu in the second quarter 2025.

The bp RIM* averaged $15.8/bbl in the third quarter 2025 compared to $11.9/bbl in the second quarter 2025.

Further information on prices and bp's current rules of thumb can be found at the following link: bp.com Rules of Thumb

Cautionary Statement

In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA') and the general doctrine of cautionary statements, bp is providing the following cautionary statement: The discussion in this announcement contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events and circumstances - with respect to the financial condition, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of bp. Actual results or outcomes, may differ materially from those expressed in such statements, depending on a variety of factors, including (without limitation): price fluctuations in crude oil and natural gas; changes in demand for bp's products; currency fluctuations; drilling and production results; reserves estimates; sales volume and sales mix numbers; supply and demand imbalances including as a result of direct or indirect restrictions on production; regional pricing differentials and refining margins; seasonal impacts on product demand and operating expenses; resolution of trading and derivative positions for the quarter; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage as well as those factors discussed under "Risk factors" in bp's Annual Report and Form 20-F 2024 and under "Principal risks and uncertainties" in bp's Report on Form 6-K for the three months and six months ended 30 June 2025, each as filed with the US Securities and Exchange Commission. Furthermore, additional factors may exist that will be relevant to bp's group results for the third quarter of 2025 that are not currently known or fully understood. Neither bp nor any of its subsidiaries assumes any obligation to update, revise or supplement any forward-looking statement contained in this announcement to reflect future circumstances, events or information.
The contents of websites referred to in this announcement do not form part of this announcement.

FOR IMMEDIATE RELEASE
London 14 October 2025
BP p.l.c. Trading Statement

Appendix: Guidance issued in 2Q25 Stock Exchange Announcementa

Guidance Area	Full Year 2025	3Q25 vs 2Q25
Reported and underlying* upstream production	Reported upstream production to be lower and underlying upstream production to be slightly lower than 2024, of which oil production & operations broadly flat and gas & low carbon energy lower	Reported upstream production to be slightly lower
Customers	Growth in its business including a full year contribution from bp bioenergy; earnings growth to be supported by structural cost reduction; fuels margins to remain sensitive to the cost of supply	● seasonally higher volumes ● fuels margins to remain sensitive to movements in the cost of supply
Products
Stronger underlying performance underpinned by the absence of the plant-wide power outage at Whiting refinery; improvement plans across the portfolio; similar levels of turnaround activity, with phasing of turnaround activity in 2025 heavily weighted towards 1H25, with the highest impact in 2Q

● a significantly lower level of planned refinery turnaround activity partly offset by seasonal effects of environmental compliance costs
Income taxes paid		● expected to be around $1bn higher mainly due to the timing of installment payments, which are typically higher in the third quarter each year
Perpetual hybrid bonds		● elected to redeem $1.2bn, representing the remaining amount callable from June 2025. The hybrid bonds will be redeemed on 1 September 2025 using proceeds from bp's November 2024 hybrid bond issuance
OB&C	Around $0.5-1.0bn charge
DD&A	Slightly higher compared with 2024
Underlying effective tax rate*b	Around 40%
Capital expenditure*	Around $14.5bn
Divestment and other proceeds	Around $3-4bn with the remaining proceeds weighted to 4Q25
Gulf of America oil settlement payments	~$1.2bn pre-tax, of which $1.1bn 2Q

a        Refer to bp's second quarter and half year 2025 group results announcement and bp.com for full text.

b        Underlying effective tax rate is sensitive to a range of factors, including the volatility of the price environment and its impact on the geographical mix of the group's profits and losses.

*     See Glossary.

Contacts

	London	Houston

Press Office	Rita Brown	Paul Takahashi
	+44 (0) 7787 685821	+1 713 903 9729

Investor Relations	Craig Marshall	Graham Collins
bp.com/investors	+44 (0) 203 401 5592	+1 832 753 5116

Glossary

Capital expenditure is total cash capital expenditure as stated in the condensed group cash flow statement. Capital expenditure for the operating segments, gas & low carbon energy businesses and customers & products businesses is presented on the same basis.

Replacement cost (RC) profit or loss reflects the replacement cost of inventories sold in the period and is calculated as profit or loss attributable to bp shareholders, adjusting for inventory holding gains and losses (net of tax). RC profit or loss for the group is a non-IFRS measure. The nearest equivalent measure on an IFRS basis is profit or loss attributable to bp shareholders.

Refining indicator margin (RIM) is a simple indicator of the weighted average of bp's crude slate and product yield as deemed representative for each refinery. Actual margins realized by bp may vary due to a variety of factors, including the actual mix of a crude and product for a given quarter.

Technical service contract (TSC) - Technical service contract is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, the oil and gas company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a profit margin which reflects incremental production added to the oilfield.

Underlying production - 2025 underlying production, when compared with 2024, is production after adjusting for acquisitions and divestments, curtailments, and entitlement impacts in our production-sharing agreements/contracts and technical service contract*.

Underlying RC profit or loss before interest and tax for the operating segments or customers & products businesses is a non-IFRS measure and is calculated as RC profit or loss including profit or loss attributable to non-controlling interests before interest and tax for the operating segments and excluding net adjusting items for the respective operating segment or business. The nearest equivalent measure on an IFRS basis for segments and businesses is RC profit or loss before interest and taxation.

Underlying effective tax rate (ETR) is a non-IFRS measure. The underlying ETR is calculated by dividing taxation on an underlying replacement cost (RC) basis by underlying RC profit or loss before tax. Taxation on an underlying RC basis for the group is calculated as taxation as stated on the group income statement adjusted for taxation on inventory holding gains and losses and total taxation on adjusting items. Information on underlying RC profit or loss is provided below. Taxation on an underlying RC basis presented for the operating segments is calculated through an allocation of taxation on an underlying RC basis to each segment. bp believes it is helpful to disclose the underlying ETR because this measure may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp's operational performance on a comparable basis, period on period. Taxation on an underlying RC basis and underlying ETR are non-IFRS measures. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period.

BP p.l.c.'s LEI Code 213800LH1BZH3D16G760

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 14 October 2025
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary